Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary name	Jurisdiction	Type

Pacific Biosciences International LLC	Delaware	Domestic

Pacific Biosciences Canada Limited	Canada (New Brunswick)	Foreign

Pacific Biosciences Germany GmbH	Germany (Munich)	Foreign

Pacific Biosciences Japan GK	Japan (Tokyo)	Foreign

Pacific Biosciences (Shanghai) Co., Ltd.	China (Shanghai)	Foreign

PacBio Singapore PTE, Limited	Singapore	Foreign

Pacific Biosciences UK Limited	United Kingdom (London)	Foreign